VIA FACSIMILE
      July 1, 2005

Jianping Zhang
AGA Resources, Inc.
141-757 W. Hastings Street, Suite #658
Vancouver, British Columbia
Canada V6C 1A1

Re:	Registration Statement on Form SB-2
      File No.: 333-124181
      Amended: June 16, 2005

Dear Mr. Zhang:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

1. We note your supplemental response to comment 7 of our May 13, 2005 letter. However, we cannot locate the disclosure that your officers and directors will pay any reclamation costs. Your disclosure appears to indicate that you have allocated offering proceeds, categorized as Core Drilling estimates, for reclamation costs. If your officers and directors will be responsible for these costs and no agreements exist that obligate them to pay these costs, then include a risk factor addressing this fact. Please clarify this point in the prospectus.

Plan of Distribution, page 13

2. Please clarify how your officers and directors will contact investors. For instance, will they only respond to inquiries from Tombstone advertising or will they call investors and/or hold investment meetings.

Business, page 16

3. Please reconcile the second sentence in this section that you will be engaged in the acquisition and exploration of mineral properties with your statement that you do not intend to acquire other interests in any other mineral properties. Please revise your disclosure to clarify that your business plan is solely to explore one mineral property.

Background, page 16

4. Please clarify whether you paid or intend to reimburse Mrs.
McLeod
for expending $1,000 to acquire the claim.

5. Please disclose the party that approached you about purchasing this claim or engaging in this business plan.

Regulation, page 22

6. We note your statement that estimated costs of compliance with regulations are included in the estimates referred to in this section. It is unclear what the specific compliance costs are and their purpose. Please clarify.

Background of Officers and Directors, page 27

7. Please disclose the nature of Canstar Resources Inc. and ECP
Ventures Inc.s` businesses and ECP Ventures` current trading status.

Note 5 Related Parties, page F-11

8. We read your responses to our comments 48 and 49. Please revise your disclosure to include this information.

Exhibit 23.1

9. Please obtain an updated consent from Moen and Company, which consents to the use of their report dated April 11, 2005 in the Form
SB-2/A. Please also ensure their updated consent includes the complete Form SB-2 filing number.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please direct any questions to Craig Slivka at (202) 942-7470.
You may also direct questions to the undersigned Branch Chief, who supervised the review of your filing, at (202) 942-1950.
   						Sincerely,


						Jennifer Hardy
						Branch Chief

CC: 	Conrad C. Lysiak, Esq.
	(509) 747-1770
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE